UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number: 001-34677

SCORPIO TANKERS INC.
(Translation of registrant’s name into English)

9, Boulevard Charles III, Monaco 98000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): [  ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Scorpio Tankers Inc. (the “Company”) announced today that effective on March 2, 2023, the Company has expanded the size of its Board of Directors (the “Board”) by one seat, and appointed Sujata Parekh Kumar to the Board. Ms. Kumar will serve as a Class III Director and the Board has determined that Ms. Kumar is an “independent director” as such term is defined under Securities Exchange Act of 1934, as amended, and the New York Stock Exchange Listing Manual.

Ms. Kumar has over 40 years of experience in entrepreneurship and industry across a number of sectors including logistics, financial services, insurance and shipping. From 2014 until 2021, Ms. Kumar served as Joint Managing Director of United Shippers Limited, one of the largest barge fleet owners and operators in India that offered marine logistics for bulk cargo in India and Sri Lanka. She is a director of Parekh Integrated Services Pvt. Ltd, one of India’s largest healthcare logistics providers with a pan-India footprint. She began her career in financial services and is a director of a corporate entity that has a seat on the National Stock Exchange of India and the Bombay Stock Exchange. Ms. Kumar is also the founder of an insurance brokerage company licensed by the Insurance Regulatory and Development Authority of India. She has an MBA from Fairleigh Dickinson University, New Jersey, USA.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (Registration No. 333-264084) that was filed with the U.S. Securities and Exchange Commission with an effective date of April 1, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCORPIO TANKERS INC.
(registrant)
Dated: March 9, 2023
	By:	/s/ Brian Lee
Brian Lee
Chief Financial Officer